IN THE COURT OF CHANCERY Of THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

GOTHAM PARTNERS, L.P.,                         )
a New York Limited Partnership,                )
                                               )
                  Plaintiff,                   )
                                               )
        v.                                     )   Civil Action No. 15754
HALLWOOD REALTY PARTNERS, L.P.,                )
HALLWOOD REALTY CORPORATION, and the           )
THE HALLWOOD GROUP INCORPORATED,               )
ANTHONY J. GUMBINER, BRIAN M. TROUP,           )
WILLIAM F. FORSYTH, EDWARD T. STORY,           )
and UDO H. WALTHER,                            )
                                               )
                  Defendants.                  )

                               MEMORANDUM OPINION


                           Date Submitted: May 1, 2001
                           Date Decided: July 18, 2001

Edward M. McNally, Esquire, of MORRIS, JAMES, HITCHENS & WILLIAMS, Wilmington, Delaware; OF COUNSEL: Philip H. Schaeffer, Dwight A. Healy, Karen M. Asner, David G. Hille, Esquires, of WHITE & CASE, New York, New York, Attorneys for Plaintiff.

Michael D. Goldman, Stephen C. Norman, and Matthew E. Fischer, Esquires, of POTTER ANDERSON & CORROON, Wilmington, Delaware; Attorneys for Defendants Hallwood Realty Corporation, The Hallwood Group Incorporated, Anthony J. Gumbiner, Brian M. Troup, and William L. Guzzetti.

Elizabeth M. McGeever, Esquire, of PRICKETT, JONES & ELLIOTT, Wilmington, Delaware, Attorneys for Defendants Hallwood Realty Partners, L.P.

STRINE, Vice Chancellor

     Plaintiff Gotham Partners, L.P. brought this action challenging the following transactions consummated by nominal defendant Hallwood Realty Partners, L.P. (the "Partnership"). Through action by the Partnership's "General Partner," defendant Hallwood Realty Corporation, the Partnership executed:

o The "Reverse Split" - A March 1995 five-to-one reverse unit split. In connection with the Reverse Split, the General Partner's owner, defendant The Hallwood Group Incorporated ("HGI") purchased 30,000 post-Split Units at $11.88 a unit, which was the market-based price tied to the issuance to HGI.

o The "Option Plan" - A March 1995 unit option plan that granted 86,000 post-Split units to officers and employees of the General Partner, including HGI's controlling stockholders, defendants Anthony Gumbiner and the late Brian Troup.1 The 86,000 options constituted 4.7% of the Partnership's equity, and were set at a market-based price tied to the issuance of the units.

o The "Odd Lot Offer" - A June 1995 odd lot tender offer in which the Partnership bought 293,539 post-Split units in blocks of fewer than 100 from June 5, 1995 to July 10, 1995. The Partnership then re-sold these to HGI for $4.1 million, or approximately $14.20 a unit - the identical price that was paid by the Partnership to unitholders which was based on a market price formula. The Odd Lot Offer was exempt from the federal disclosure regulations that govern other tender offers. As a result, the unitholders were provided with no financial information in connection with the offer that they could use to evaluate the fairness of the Offer price.

     In the Odd Lot Offer and Reverse Split, HGI increased its holdings of the Partnership from 5.1% to over 24.7%. If the Options granted to its affiliates are included, HGI's control increased to 29.7%. These percentages are important because the "Partnership Agreement" requires a 66% affirmative vote to remove the General Partner.

     HGI alleges that these transactions (together, the "Challenged Transactions") were unfair to Partnership unitholders because they permitted HGI to pay an unfairly low price to acquire units that secured its unassailable control over the Partnership. In its complaint, Gotham alleged that the General Partner and its directors breached their fiduciary and contractual duties in effecting the Challenged Transactions.

     The fiduciary duty claims against the General Partner were dismissed by an earlier award of summary judgment because the Partnership Agreement's provisions supplanted the traditional default fiduciary duties that applied to

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1     Troup's estate was substituted as a defendant.

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the General Partner.2 Thus, it was held that the validity of the Challenged
Transactions and the liability of the defendants therefor depended on whether the Challenged Transactions were consummated in conformity with the Partnership Agreement.

     In this opinion, I conclude that:

     1) The Odd Lot Offer was consummated in breach of the Partnership Agreement. Because that transaction involved the resale of existing, listed units to HGI, the transaction required approval by the General Partner's Audit Committee and had to be effected on terms no less favorable than could have been procured from a third-party comparable to HGI. The General Partner and its board failed to comply with these contractual requirements.

     2) The breach of the Agreement as to the Odd Lot Offer is not excused by any statutory or contractual safe harbor. All of the remaining defendants had a self-interest in ensuring that the transaction was favorable to HGI and the General Partner. Moreover, the defendants cannot take refuge in the Partnership Agreement or advice of counsel because the Agreement provisions that they breached were not ambiguous, they did not carry out the transaction in accordance with the advice they were given, and the advice was given by a conflicted attorney on whom they could not reasonably rely.

     3) An award of money damages that approximates a fair price is the appropriate remedy for the defendants' breach. In so concluding, the court rejects Gotham's demand for rescission because such a remedy would be too harsh in light of Gotham's failure to file suit until well after the Odd Lot Offer was consummated.

     4) The Reverse Split and Option Plan were conducted in conformity with contractual provisions vesting extremely broad discretion in the General Partner.

                     I. The Critical Contractual Provisions

     The facts of this case are best read in light of the critical contractual dispute between the parties. For its part, Gotham contends that the Challenged Transactions - in particular, the Odd Lot Offer - involved the simple sale of units from the Partnership to HGI. As a result, it asserts that those Transactions were governed by ss.ss. 7.05, 7.09, and 7.10(a) of the Partnership Agreement. Section 7.05 states that the Partnership "is expressly permitted to enter into transactions with the General Partner or any affiliate thereof provided that the terms of any such transaction are substantially equivalent to terms obtainable by the Partnership from a comparable

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2    See Gotham Partners, L.P. v. Hallwood Realty Partners, L.P. ("Gotham S.J.
     Op."), Del. Ch., C.A. No. 15754, mem. op., Strine, V.C. (Sept. 27, 2000).

unaffiliated third party."3 Section 7.09 provides in pertinent part that "the General Partner may, on behalf of and for the account of the Partnership, purchase or otherwise acquire Units and following any such purchase or acquisition, may sell or otherwise dispose of such Units...." Section 7.10(a), meanwhile, states that the General Partner shall "form an Audit Committee ... comprised of two members of the board of directors who are not affiliated with the General Partner or its Affiliates except by reason of such directorship....
The function[]of the Audit Committee shall be to review and approve ... transactions between the Partnership and the General Partner and any of its Affiliates."4

     The defendants argue that ss.ss. 7.05 and 7.10(a) are inapposite to the Challenged Transactions, because each of those transactions supposedly involved the "issuance" of Partnership units to HGI. Issuances, say the defendants, are governed by ss. 9.01 of the Partnership Agreement which is inconsistent with the entire fairness approach of ss.ss. 7.05 and 7.10(a). The relevant parts of ss.
9.01 follow:

     (a) Subject to Sections 9.01(b) and (c) hereof, the General Partner is authorized to cause the Partnership to issue Units at any time or from time to time to the General Partner, to Limited Partners or to other Persons ... without any consent or approval of the Limited Partners or
          Assignees....Subject to Section 9.01(b) hereof, the General Partner shall have sole and complete discretion in determining the rights, powers, preferences and duties ... and the consideration and terms and conditions with respect to any future issuance of Units....

     (b) The General Partner or any Affiliate thereof may, but is not obligated to, make Capital Contributions to the Partnership in the form of cash or other property in exchange for Units. Except as set forth above, the number of Units issued to the General Partner or any such Affiliate in exchange for any Capital Contribution shall not exceed the Net Agreed Value of the contributed property or the amount of cash, as the case may be, divided by the Unit Price of a Unit as of the day of such issuance.5

     The defendants claim that the Transactions were in fact carried out as issuances under ss. 9.01 and that the price paid by HGI complied with the floor set by ss. 9.0l(b) for issuances to affiliates of the General Partner, which is based on a five-day market average tied to the date of issuance. Noting that, subject to this floor price, ss. 9.0l(a) vests "sole and complete" discretion in the General Partner to set the terms of issuances, the defendants claim that the plain language of the Partnership Agreement precludes the operation of

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3    Emphasis added.

4    Emphasis added.

5    Partnership Agreement ss. 9.01 (emphasis added).

ss.ss. 7.05 and 7.10(a). In further support of this argument, the defendants note that ss. 7.10(c) provides:

     Whenever in this Agreement ... the General Partner is permitted or required to make a decision (i) in its "sole discretion" or "discretion" or under a similar grant of authority or latitude, the General Partner shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Partnership, ... the Limited Partners or the Assignees, or (ii) in its "good faith" or under another express standard, the General Partner shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, ... or any other agreement contemplated herein or therein. Each Limited Partner or Assignee hereby agrees that any standard of care or duty imposed in this Agreement, ... or any other agreement contemplated herein or under the Delaware RULPA or any other applicable law, rule or regulation shall be modified, waived or limited in each case as required to permit the General Partner to act under this Agreement, ... or any other agreement contemplated herein and to make any decision pursuant to the authority prescribed in this Section 7.10(c) so long as such action or decision does not constitute willful misconduct and is reasonably believed by the General Partner to be consistent with the overall purposes of the Partnership.

     To superimpose either the substantive requirement of ss. 7.05 or the procedural requirement of ss. 7.10(a) on ss. 9.01 transactions, the defendants contend, would conflict with the clear mandate of ss. 7.10(c) by fettering the General Partner's complete discretion with conflicting substantive and procedural "standards" and by requiring it to consider "interest[s] of or factors affecting the ... Limited Partners."6 Rather, the only duty of the General Partner was to ensure that HGI paid a price in compliance with ss. 9.01(b) and that duty was carried out.

                             II. Factual Background
                                 The Plaintiff

     Gotham Partners is an investment fund in New York. William Ackman and David Klafter are two of its principals, and are sophisticated in business matters. Gotham owned a substantial number of Partnership units at the time of the Challenged Transactions. It was aware of the Reverse Split and Odd Lot Offer when those Transactions occurred, yet did not challenge those Transactions until over a year later.

     After the Challenged Transactions, Gotham increased its Partnership holding to nearly 15%. It appears Gotham would have bought more, if not stymied by the Partnership's poison pill. Gotham would like the Partnership to be subject to acquisition offers, perhaps by it. Nonetheless, Gotham has profited handsomely from its investment in the Partnership, having purchased

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6    Id. ss. 7.10(c) (emphasis added).

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
its units at an average price far less than the current price of around $57 per unit.

The Key Figures Involved In The Management Of The Partnership

     HGI was dominated by defendant Gumbiner and his partner Troup. Gumbiner and Troup both served on the board of the General Partner. Gumbiner was the Chairman of that board and the General Partner's Chief Executive Officer. Troup was his business partner and key advisor. Regrettably, Troup died earlier this year from cancer.

     The day-to-day operations of the Partnership were managed by defendant William Guzzetti as President, who was also a director of the General Partner. Guzzetti managed the Partnership and another HGI entity for a healthy salary, and is an Executive Vice President of HGI. Guzzetti freely admits that Gumbiner is his boss and controls his employment. Both Gumbiner and Guzzetti had experience as business lawyers before turning to management.

     Guzzetti was assisted in his management of the Partnership by John Tuthill, who was the executive in charge of the Partnership's real estate portfolio, Jeffrey Gent, the Chief Financial Officer, and Richard Kelley, who managed the financial reporting and investor relations function. All of them were employed by the General Partner, rather than the Partnership itself. As a result, all of them had a vested interest in ensuring that HGI retained control and could protect the General Partner from removal. Although Gumbiner was very much the ultimate authority figure at the General Partner, he is not a real estate specialist and relied heavily on Guzzetti's management team to run the Partnership's operations.

     HGI's interest in the General Partner's control is the usual one. The General Partner (and another HGI affiliate) are paid to manage the Partnership and received millions of dollars for their services, even when the Partnership's results were poor and no distributions to unitholders were being made.

     Gumbiner, Troup and Guzzetti (the "HGI directors") made up three members of the General Partner's seven-member board at the time of the Challenged Transactions. Four non-management directors were also on the board at the time of the Challenged Transactions (the "non-HGI directors"). Each was named as a defendant in this suit, but dismissed by way of summary judgment because at best they were accused of an exculpated duty of care violation. The remaining defendants therefore are the General Partner, HGI, and the "HGI directors" (i.e., Gumbiner, Guzzetti, and Troup's estate).

     Another key figure in this case is Alan Kailer, a lawyer at Jenkins and Gilchrist. Kailer is the regular legal counsel for HGI and its affiliates. HGI is his biggest client and he functions much like an in-house counsel for HGI.

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
                        The Formation Of The Partnership

     The Partnership was created in 1990 through the consolidation of a group of financially troubled real estate partnerships managed by Equitec Financial Group. HGI - through the General Partner - offered the Equitec unitholders the opportunity to exchange their existing Equitec units for units of the Partnership. Unlike the Equitec units, the Partnership's units were to be listed on a major stock exchange, the American Stock Exchange or "AMEX." The Partnership Agreement was drafted by the General Partner and its attorneys, without input from the Equitec unitholders.

     Eight Equitec partnerships decided to accept the proposed exchange. As a result the Partnership assumed their assets and liabilities. This left the Partnership with 19 properties that included a total of 107 buildings. The properties were largely Class B and C office properties and industrial properties.

                      The Early History Of The Partnership

     The Partnership was formed during a deep recession in the nation's real estate markets. The years after the Partnership was created were difficult ones. The portfolio of properties owned by the Partnership included several properties that were cash-flow negative. Moreover, many of the more viable properties required extensive investments to increase their attractiveness to tenants. As a result of these issues, the Partnership ceased making distributions to unitholders in March of 1992, because it did not have the resources to fund its operational needs and make payments to the unitholders.

     In order to stabilize the Partnership and create a stronger foundation for long-term growth, the General Partner decided to focus on a smaller core portfolio. Thus, it divested approximately one-third of its properties, principally by deeding the properties to mortgage holders in lieu of foreclosures. In concert with this downsizing, the General Partner made major capital investments in the remaining properties so that the Partnership could increase its lease and occupancy rates.

     The Partnership's properties were encumbered by significant debt. The General Partner wished to address this debt through a multi-property financing package that would provide the Partnership some relief from the terms of existing financing as well as additional cash to fund capital investments. To help it obtain such financing, the Partnership engaged Salomon Brothers, which was a leader in the commercial mortgage financing market. During 1991 and 1992, Salomon Brothers diligently searched for financing for the Partnership, but had no success. The modest quality of the Partnership's properties and the deep real estate recession dissuaded any lender from offering the Partnership multi-property financing.

     The Partnership's lack of financing and operational success during this period was also due in part to litigation filed regarding the Equitec transaction. The litigation was expensive and cast a cloud over the Partnership.

     The various factors described above were manifested in the Partnership's results. For years 1991-1993, the Partnership had annual losses of $44.6

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
million, $16.8 million, and $18.8 million. Likewise, the Partnership also had significant working capital deficits through those years, which it was able to manage through single-property refinancings.

     The Partnership's less than impressive results were reflected in the trading price of Partnership units. In early 1991, the Partnership's units traded in the range of approximately $5 to $6. By the end of 1992, the units traded at around $1 a piece. By the middle of 1993, the units had recovered to the $2 level, which is where they were to remain for the rest of that year.

                       The Partnership's Condition In 1994

     The parties dispute the Partnership's health as of 1994. The defendants stress that the nation's real estate recession was still on-going, with no clear end in sight. They emphasize the Partnership's significant debt, and contend that its occupancy rates were still not at a healthy level because its (potentially those profitable) office properties were leased at a sub-optimal levels.

     Meanwhile, Gotham contends that the Partnership had weathered the worst and was well-positioned for growth. Much of the Partnership's working capital deficit resulted from balloon payments that the Partnership did not expect to have to make. Instead, it expected to refinance the properties with the assent of the mortgage-holders, whose sole recourse was to foreclose on the properties and who would therefore prefer to refinance. Furthermore, some of the Partnership's woes resulted from the Equitec litigation. Absent that litigation, Gotham notes that the Partnership had a net positive cash flow of over $8 million in 1993. Even with that litigation ongoing, the Partnership had cash on hand of over $10 million as of December 31, 1993. Even more important, Gotham says, is the fact that the Partnership's occupancy rates had increased from 85% in 1992 to 90% in 1993, which signaled that the market was improving and that the Partnership's strategy of focusing on a smaller, core portfolio was beginning to generate results.

     In 1994, Gotham contends, things got even better. In April, the Partnership reached an agreement in principle to settle the Equitec litigation, and received court approval of the settlement in September. Although the settlement required the payment of nearly $10 million, it eliminated a cloud over the Partnership. Because the Partnership had told unitholders in its 10K that it expected that it could fund all of its principal payments, tenant improvements, and capital expenditures - but not the Equitec litigation expenses - from its net cash flow from operations, the settlement seemed to portend brighter days. Furthermore, although the Partnership was still experiencing the adverse effects of the continuing real estate recession, its principal property executive, John Tuthill, reported that the Partnership was "successful in aggressively leasing space through ... 1994."7 Not only that, the Partnership's heavy capital investments from 1991

-----------------
7 A828. Note that numbers followed by the letter A denote page numbers in Gotham Partner's Post-Trial Memorandum Appendix.

                                       8
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to 1993 meant that the Partnership could reduce future outlays in those areas to a less burdensome level, which would permit the Partnership to keep more of its revenues. As in 1993, the Partnership also had a positive cash flow, net of its Equitec litigation expenses.

     The defendants retort that these facts must be put in proper context. While the Equitec settlement was helpful, the Partnership was forced to borrow the money to cover its costs. While the Partnership's occupancy rates were healthier than in past years, the rents it was receiving were under pressure because of tight markets and the properties' conditions. Meanwhile, the Partnership continued to be under the gun from upcoming balloon payments that required delicate negotiations with the mortgage-holders. Symptomatic of these issues is the fact that the Partnership finished 1994 with cash-on-hand of $7.7 million, down from the $10 million level at year end 1993.

     How one evaluates the condition of the Partnership as of 1994 may depend more on one's psychic make-up than on any defining financial fact. The "half-full" perspective is that the Partnership had weathered the worst of a severe real estate recession, made heavy capital investments to make up for previous neglect, streamlined its portfolio into a viable one with good long-term prospects, increased its occupancy rates to respectable levels, and was well-positioned to begin to undertake the financial moves that would ensure steady profits in the near-term. The "half-empty" perspective is that the Partnership was hanging on, but hardly thriving. Major questions still existed about whether its down-sized portfolio could perform at a consistently profitable level, and whether the Partnership could meet all of its outstanding debt obligations.

     It is difficult to conclude with certainty which attitude was prevalent within the manager and director ranks of the General Partner as of autumn 1994. I credit Tuthill's testimony that he was still very concerned about the Partnership's prospects at that time, which is in keeping with his cautious outlook. I also think that Gumbiner and Guzzetti were also somewhat wary at that point. They were undoubtedly pleased that the Equitec litigation was over, however, and the Partnership's own public filings reflected the view that the worst of the recession was over. Their cautiousness was thus tinged with enough optimism to begin to consider transactions that might increase the trading price of Partnership units - and significantly deepen HGI's investment in the Partnership.

               Guzzetti Proposes A Reverse Split And Odd Lot Offer

     The Partnership is not the first troubled business in which HGI invested. Because HGI has bought businesses that are not healthy, it has experience with dealing with units or shares that trade at low prices. Low trading prices are troublesome. Institutional investors do not like to buy stocks that trade in low single digits, and such stocks are hard to margin. Exchange rules threaten delisting for such stocks.

     A way of addressing a low trading price is a reverse split. A reverse split can lift the trading price of units into the low double digits, a level that is acceptable to institutional investors, is marginable, and presents no risk of delisting. HGI had done such a reverse split with other companies, and the technique is widely used.

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
     HGI had also done odd lot tender offers at other companies it managed. An odd lot tender offer is an offer for blocks of units of fewer than one hundred (i.e., "odd lots"). Odd lots present problems for holders and issuers. The holders possess a small number of units, which may be difficult to sell at a price that is attractive in view of brokerage costs. The issuers face the problem of providing mailings and tax forms to holders with relatively small stakes, thus arguably generating administrative costs with no real pay-off. It is not uncommon to couple a reverse split with an odd lot offer. A reverse split creates odd lots.

     Because odd lot offers are considered relatively ordinary transactions designed to reduce issuer costs and provide liquidity to small holders, they are subject to lax disclosure rules by the Securities and Exchange Commission. Unlike other tender offers, an odd lot offer can be accomplished without much disclosure at all, and without the provision of financial information that would permit offerees to assess the value of their units before tendering.

     Guzzetti had wanted to do a reverse split and odd lot offer for the Partnership, but did not do so because of the Equitec litigation. He feared that the Partnership would not achieve the benefits of the reverse split if the litigation threat still existed.

     As soon as the litigation settlement was finalized in September 1994, Guzzetti immediately took steps to implement a reverse split and odd lot offer. The first thing he did was to consult with his bosses, Gumbiner and Troup. Gumbiner and Troup told Guzzetti that HGI would consider funding the transactions. What this meant was that HGI would consider buying any fractional units generated by the Reverse Split and would buy any units tendered in the Odd Lot Offer. Guzzetti never considered any other method of financing the Transactions, nor did he consider whether the Partnership should fund the Transactions itself or whether the Transactions should be deferred until the Partnership could buy the units itself.

     Having received Gumbiner's and Troup's approval in principle, Guzzetti quickly acted to put the matter before the board of the General Partner. Guzzetti asked Kailer to provide legal advice to the Partnership about whether and how the Transactions could proceed. Even though Kailer was HGI's regular legal counsel and HGI was to be the purchaser in the Transactions, neither Kailer nor Guzzetti considered whether Kailer was conflicted.

     On October 12, 1994, the board of directors of the General Partner met. Before the formal board meeting, the directors attended an activity review meeting. At the activity review meetings, Partnership management gives detailed reports about the operating results of the portfolio, key issues facing the Partnership, and the Partnership's financial condition.

     At the formal board meeting, Guzzetti proposed that the board approve the Reverse Split and Odd Lot Offer subject to HGI's willingness to fund the transactions. He recommended that the board approve a five-to-one split ratio, and that the price for both transactions be set at a five-day market average. Guzzetti outlined the reasons for the transactions, which included:

     o    Reverse Split

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
          o Raising the trading price of units to the optimal level, which would encourage ownership by institutional investors, and eliminate any risk of delisting.

     o    Odd Lot Offer

          o    Reducing the Partnership's administrative costs.

          o Giving odd lot holders the chance to sell at market price without incurring brokerage costs.

     Guzzetti told the board that HGI was the only available financing source, and led the board to believe that his view on that matter was informed by some reasonable market canvass. Although Guzzetti based his recommendation for the Odd Lot Offer on its cost-saving potential, he did not provide the board with any estimate of the savings he expected.

     Guzzetti's presentation was followed by a presentation by Kailer. Kailer walked the board through a bullet-page memorandum he had created. That memorandum indicated as follows:

     Section 9.02(a) of the Partnership Agreement authorizes HRC to combine units of the Partnership on a pro rata basis. Section 7.09 authorizes HRC to purchase units for the account of the Partnership. Section 9.01(b) authorizes HRC and affiliates to purchase units from the Partnership at not less than the five-day average market price preceding the date of issuance.8

     The attached sheet also included an estimate of costs for the Reverse Split and Odd Lot Offer of $350,000. Although HGI was to consider funding the purchase of fractional units in the Reverse Split and all the tendered Odd Lots, Guzzetti never asked HGI to cover the costs. Instead, the Partnership would bear those costs itself.

     The attached sheet also included information estimating the effect the Odd Lot offer might have on HGI's holdings. Assuming a five-to-one Reverse Split, the sheet indicated that the Odd Lot Offer could result in HGI acquiring 17.6% of the Partnership's units assuming a 20% acceptance rate, 20.7% assuming a 25% acceptance rate, and 25.7% assuming a 33% acceptance rate.9 Indeed, over half of the Partnership's units were held in Odd Lots and up for grabs.

     Kailer opined that the Transactions could be consummated in conformity with the Partnership Agreement if the board determined that the Transactions were fair and in the best interests of the Partnership. As a general matter, Kailer conveyed confidence that the Transactions were routine and did not pose

-----------------
8    A1329 (emphasis added).

9    PX56, at HR46848.

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significant legal issues. It was, instead, a matter of business judgment. At no time did Kailer disclose to the board that he was engaged on a continuous basis by HGI as its regular legal counsel. While this reality was known to the HGI directors affiliated with HGI, it was not clear to the non-HGI directors.

     The board approved the Transactions after a discussion. The reasons for its approval basically tracked Guzzetti's. The only independent director to testify, Edward T. Story, was familiar with reverse splits and odd lot offers. He thought that the Transactions made sense, and that the ability to have HGI fund them at market price was attractive. In Story's view, such transactions usually are conducted at a discount to market, and thus HGI's willingness to pay a market price was a positive factor. All of the independent directors relied on Guzzetti's view that no other financing option was available.

     Partnership management did not provide the board with any information about the value of the Partnership's units. While some of the independent directors had their own views of value, Partnership management did possess net asset valuations ("NAVs") of the Partnership's properties that they prepared for tax purposes. These valuations were based on realistic assumptions regarding cash flows, lease rates, expenditures, and other valuation factors. Although the NAVs were not designed to produce a value that could be immediately yielded in the marketplace, they contained highly relevant information that bore on the value of the Partnership's units. As of the October 1994 board meeting, the valuations in the possession of Partnership management suggested that the trading price of the units did not fairly reflect the value of the Partnership, even acknowledging the reality that the units of real estate entities generally trade at a steep discount to the net value of their underlying assets. Put bluntly, the NAVs in management's possession might have led an independent director to conclude that an Odd Lot Offer at market price was not fair to unitholders. The HGI directors had access to the NAVs and were generally aware of them. The non-HGI directors were not but were generally aware of the quality of the Partnership's assets, operating results, and balance sheet.

     The board did not make a mathematically precise determination of the odd lot savings at the meeting. Instead, everyone seemed to use rules of thumb based on prior experiences that varied quite widely. Nonetheless, all thought that there were savings to be had, which would be annual in nature. These savings, however, were on the order of at most $200,000 to $300,000 a year under very aggressive assumptions. More realistic, but still relatively optimistic, assumptions generate annual savings of perhaps $100,000 to $150,000, on the assumption that personnel can be cut as a result of the reduced accounts.

     What was absent from the board deliberations was any serious consideration of whether these useful, but modest, savings were worth conducting a transaction that could leave HGI with well over 20% of the Partnership's units. This level of unitholding was quite important, given that 66% of the Partnership's units needed to agree to the removal of the General Partner. To the extent that HGI secured control over 20% of the units, a removal vote could become a practical impossibility.

     The board never gave any weight to this issue. Nor did it consider simply doing the Reverse Split, and postponing the Odd Lot Offer until the

Partnership itself could purchase the Odd Lots and/or the market price better reflected the Partnership's value. Instead, the board considered the Transactions as inextricably linked, in the sense that the board was committed to doing the Odd Lot Offer as soon as it could get HGI to fund it.

                HGI Declines To Fund The Challenged Transactions

     The next day - October 13, 1994 - the HGI board of directors met. The agenda included consideration of whether to fund the Reverse Split and Odd Lot Offer. HGI decided not to provide the funding as of that time. Gumbiner explained why at trial:

          A:   I was very uncertain as to whether Hallwood Group wanted to make an additional investment in buying more units of the partnership at that time.

          Q:   Why?

          A:   I was worried about the state of the market, I was worried about the partnership itself. We were still cash flow negative and I was - by no means I wanted to put however much money it would take into buying more units, and that's why I didn't want to go ahead with it or at least I wanted more time to consider it.10

The HGI board meeting was attended by Kailer in his capacity as counsel for HGI. Thus, the Partnership's lawyer (i.e., as the prospective seller's lawyer) was present as HGI's lawyer (i.e., as the prospective buyer's lawyer) when HGI's board discussed whether, when, and on what conditions it would fund the Reverse Split and Odd Lot Offer.

                      HGI Agrees To Fund The Reverse Split

     Guzzetti did not give up hope after the October, 1994 HGI meeting, but continued to discuss with Gumbiner the possibility of going forward at a later time.

     In mid-winter 1995, HGI agreed to fund the Reverse Split. This by no means tolled the death knell of the Odd Lot Offer. Guzzetti continued to plan for both, viewing the Odd Lot Offer as something that would happen when HGI decided it would. Having secured HGI's agreement to fund the Reverse Split, however, Guzzetti's first priority was to get it done.

     Thus, on February 22, 1995, the board of the General Partner was sent additional materials regarding the Reverse Split. These included a memorandum from Kailer that indicated that 30,000 post-Split or "new" Partnership units would be sold to HGI. Kailer indicated that the 30,000 figure was an estimate of the number of fractional units that the Partnership would have to cash-out

-----------------
10   Tr. 185-86.

in the Reverse Split. He had come up with this figure with the Partnership's investor relations executive, Kelley. Together they had estimated that 22,000 to 24,000 fractional units would be created, using previous experience with of the Hallwood entities as a guidepost. They then added units to ensure that the Partnership had a safety cushion.

     On February 27, 1995, Guzzetti called a special meeting of the General Partner's board to approve the Reverse Split. The only independent director who testified at trial, Edward Story, did not attend the telephonic meeting. The board heard from Guzzetti and Kailer again. Their advice was similar, although Kailer suggested that the HGI directors abstain from the portion of the vote dealing with the sale to HGI. The HGI directors abstained, and the resolution passed with the votes of the three non-HGI directors who were present.

     HGI was to buy the 30,000 units even though the Partnership had the cash to do so itself. The Partnership would however bear all of the legal and other costs of the transaction.

     The next day the Partnership issued a press release announcing its intention to consummate the Reverse Split. The release indicated that the Partnership was executing the Split to cause its units to trade at a range more typical for AMEX securities. The Partnership instructed its investor relations personnel to say that they had no information regarding whether an Odd Lot or other tender offer would follow, if asked by unitholders. According to defendants, this was the most prudent course, since the Odd Lot could not be announced without a record date and no record date could be set without funding.

     Nonetheless, it remained the board's intent to do an Odd Lot as soon as HGI said go.

                  The General Partner Approves The Option Plan

     At the February 27, 1995 board meeting, the directors also approved a unit option program and a related loan program. The Option Plan was modeled on one that had been adopted the month before for Hallwood's energy business, whose offices were co-located with the Partnership's. This presented a human problem for Guzzetti, who was responsible for overseeing the management teams of both companies. It was seen as undesirable for managers of the General Partner without options to work side-by-side with energy employees with options.

     The proposed option plan was for up to 5.0% of the outstanding units of the Partnership. This was at or below industry standard, and below the level at which unitholder approval was required by the AMEX rules. While the basis for the program was to motivate the employees of the General Partner, the largest number of units went to Gumbiner and Troup, who had little to do with the operational strategy of the Partnership. Because the Partnership itself had no employees, the only way that it could align the interests of its operating staff was to grant options to employees and managers of the General Partner.

     The option plan had a loan feature, which enabled optionees to exercise their options using money loaned by the Partnership. This option was subject to the availability of cash from the Partnership, through cash-on-hand or the Partnership's revolving credit agreement. The board approved the Option Plan at the meeting, in a resolution that authorized a special committee of the independent directors to make the actual option grants under the plan.

     The special committee then met while the HGI directors remained on the line. The special committee promptly authorized the issuance of almost all the authorized units. The committee issued 86,000 new units (or 4.7% of the Partnership's total equity), which vested in tranches of a third over a three-year period. The exercise price of the options was set at the then-prevailing market price tied to the issuance of the underlying units, which was less than $11.88 on a post-Split basis. Fifty-eight thousand of the options were allocated to Gumbiner, Troup, and Guzzetti.

     Quite obviously, the special committee was never provided with independent advice, had never considered the Option Plan outside the presence of management, and based its allocation on management's recommendation. Moreover, Kailer had provided legal advice to Gumbiner and Guzzetti in connection with the adoption of the Option Plan, outside of the board meeting.

The Reverse Split And Option Plan Involved The Issuance Of Partnership Units

     The Reverse Split and the Option Plan were implemented after their approval. In connection with the Reverse Split, the Partnership authorized the issuance of 30,000 new units to HGI, the price of which was tied to the five-day market average preceding issuance, in accordance with ss. 9.01(b). Likewise, 86,000 new units were issued by the Partnership to reflect the granted options. The exercise price of the Options was set in accordance with the market average formula in ss. 9.01(b), which was $11.88 a unit.

     The Partnership filed a listing application for all these units with the AMEX, which was accepted. The Partnership accounted for the units sold to HGI as an issuance of additional units.

    The Partnership's Operations Improve And It Renews Its Efforts To Obtain
                          A Multi-Property Refinancing

     The end of 1994 and the beginning of 1995 brought with them an easing of the real estate recession, to the benefit of the Partnership's operational results and prospects for multi-property financing. This improvement was reflected in Tuthill's March 22, 1995 activity report, which noted that:

     The favorable trends we've seen for the past few months in all areas of real estate are having a positive impact on our operations. New leases for January and February, 1995, amounting to well over 225,000 square feet will easily push our overall portfolio occupancy over 92%.11

-----------------
11   A808.

     Having settled the Equitec litigation, having right-sized its portfolio, and having endured a serious real estate recession, the Partnership's management began renewed exploration of multi-property financing. To that end, the Partnership contacted the major players in real estate financing, through a variety of contacts and commissioned brokers.

     The record is filled with conflicting testimony about the state of the real estate financing markets in the first half of 1995. The defendants again stress the still-depressed state of the markets, and the temporary shut-down of the market for initial public offerings of Real Estate Investment Trusts ("REITS") as evidence that all was still not well. For their part, the plaintiffs proffer evidence that the markets had recovered, that lending activity was up, and that major players were again willing to lend to real estate entities. The plaintiffs also note the advent of a new type of financing transaction, in which portfolios of properties owned by several entities were packaged together and securitized as "Commercial Mortgage Backed Securities" or "CMBSs". At the very least, the market environment had improved to the point that the conservative Tuthill was confident that he would eventually secure multi-property financing for the Portfolio, although not on any firm timetable.

     The record convinces me that Partnership management diligently sought financing during this period, and went to the sources one would expect. Of particular note is the fact that the Partnership explored financing in the spring with Nomura Securities International, Inc., which by, all accounts was the most aggressive source of real estate funding, having provided the impetus behind the CMBS movement through its packaging of "mega-deals."

     In March 1995, Nomura told the Partnership that it could not finance all of the Partnership's properties that the Partnership pitched to it for refinancing, but would be willing to look at a smaller, but still substantial, package. Nomura indicated that it would be receptive to further discussions at the Partnership's request. At the time, Tuthill took Nomura's reaction more negatively, and focused on other lenders. The broker with whom he was working, Landauer Associates, was not so disheartened and kept pestering Tuthill to let them contact Nomura again. As we shall see, Landauer later convinced Tuthill to give Nomura another try. In a similar financing vein, the Partnership was working with a smaller outfit, Rodman and Renshaw, who was also interested in including the Partnership's properties in a securitized bond offering. Rodman and Renshaw expressed serious interest and was actively working with the Partnership on a deal as of spring 1995.

     Nomura and Rodman and Renshaw were the Partnership's best prospects. More traditional lenders were still wary of the Partnership's less than Class A properties and were concentrating on higher-quality assets as the real estate market emerged out of recession. But on a more positive front, Partnership management expected that it would be able to refinance the major property on which a large balloon payment was soon due, its First Maryland property, thus alleviating any short-term cash crunch.

     All in all, as of spring 1995, Partnership management had reason for hope that the Partnership would secure multi-property financing within the year. Such financing would provide the Partnership with the cash, which would be sufficient for the Partnership to meet its operational needs and fund a reasonably sized Odd Lot Offer. But as of spring 1995, there were no sure guarantees that this would occur, just a much better chance.

     The Partnership's effort to secure debt financing was not accompanied by any serious effort to explore the possibility of equity financing. Although Tuthill put this on the table in some informal discussions with investment banks, he was almost exclusively focused on multi-property financing. Most important, at no time did anyone from the Partnership explore whether it could obtain institutional investors who would be interested in purchasing the Odd Lots. While the defendants argue that it is implausible to think that such a placement could have been made, the record reflects the fact that the capital markets included participants who were willing to purchase minority blocks in real estate entities. Given that the Partnership's units were trading at a severe discount to the Partnership's own calculation of NAV, the Partnership could have engaged an investment bank to tell its story. The Partnership units could have been pitched as undervalued by the market, due to the recession and the Equitec litigation. Whether such a pitch would have been successful can never be known with absolute certainty - what is certain is that this was a plausible strategy that was not undertaken.

     The defendants argue that the strategy was not undertaken because Guzzetti had been advised informally by investment banking contacts that the equity markets were closed to the Partnership. His testimony on this score is vague, unspecified as time, and he never actually paid anyone to give him this advice in a serious way. As important, Guzzetti never explored whether existing units - such as would be purchased in the Odd Lot Offer - could be sold to institutional investors.

     Put simply, the Partnership never sought equity financing for the Odd Lot in 1995. Instead, it put all its energy into obtaining multi-property financing.

                      HGI Agrees To Fund The Odd Lot Offer

     By May 1995, HGI was willing to fund the Odd Lot Offer -- a decision that reflected HGI's view of the Partnership's improved results and prospects. As an initial matter, HGI proposed that it limit its purchase to $2.5 million worth of units, and provide the Partnership with financing to buy any units over that amount until HGI could find other institutions or Hallwood affiliates that would purchase the units.

     Consistent with his fervent desire to consummate the Odd Lot, Guzzetti acted quickly once HGI was committed. He called a special May 26, 1995 board meeting of the General Partner. The meeting was preceded by the circulation of a memorandum by Kailer relating to the Odd Lot Offer. The memorandum indicated that 55% of the Partnership's units were held in Odd Lots and could potentially be purchased in the Offer.

     At the telephonic board meeting, the board approved the Odd Lot Offer again. The non-HGI directors -- with the only testifying independent director, Mr. Story, absent again -- voted as a "special committee" to approve the Odd Lot. Yet again, the special committee met in the presence of the HGI directors and had no independent representation. The vote was structured this way at the instance of Kailer, who testified that it was his practice to have unaffiliated directors approve conflict transactions and that this practice, rather than the Partnership Agreement's provisions, drove his advice.

     Kailer's advice was consistent with his earlier advice, and the price of the Odd Lot was putatively set at the five-day market average referenced in ss. 9.01(b) of the Agreement, but was tied to the date of tender. The units tendered were to be sold to HGI or to other institutional investors at the same price paid in the tender, rather than any price tied to the date of the issuance of new units to their ultimate recipient. At the time of the meeting, the Partnership's internal NAVs indicated an implied value approaching $60 per unit. Once again, no valuation information was shared with the board.

     Nor did the board consider whether it could get a better deal from other purchasers than it was getting from HGI. The board also did not consider the changing conditions of the marketplace and the Partnership's performance, which were both trending favorably -- as HGI's changed decision to buy the Odd Lots reflected. Nor did the board consider whether this improved performance made it feasible for the Partnership to use its own cash-on-hand - which was around $8 million -- to buy all or even half the Odd Lots itself. The board also did not consider delaying the Odd Lot Offer for a time to see whether management's renewed efforts at refinancing would give the Partnership itself the wherewithal to purchase the units, a move that would benefit those unitholders who chose not to tender. Likewise, it did not explore whether HGI would loan the Partnership the money to fund the Odd Lot Offer.

     Of course, there was then no certainty that additional time would have put the Partnership in a position to fund the Odd Lot Offer. But the Odd Lot Offer was in no way a time-sensitive strategy. The key reality is that the board gave no consideration to slowing down so that the Transaction could be consummated in a manner that would not leave HGI with a strangle-hold on control.

                        The Odd Lot Offer Is Consummated

     The board set a May 31, 1995 record date for the Odd Lot Offer. On June 5, 1995, the Offer was publicly announced and commenced. The Wall Street Journal published a brief article on the Offer, which noted the number of the Partnership's units that were held in Odd Lots. The Odd Lot Offer was sent to stockholders with a one-page question and answer sheet. The sheet contained no financial information about the Partnership. The Offer announcement indicated that the Partnership would resell any Odd Lot units it bought to HGI, affiliates of HGI, or other institutional investors.

     From the period June 9, to July 25, 1995 when the Offer closed, the Partnership purchased 293,539 units from Odd Lot holders. The Partnership paid holders a price based on the five-day market average preceding tender. The units were then re-sold to HGI at the same price the Partnership paid for them. At some unspecified date, Gumbiner had decided that HGI would buy all of the Odd Lots that were tendered and would not attempt to market them to other institutional investors. At trial, he explained that his change of heart was based on the bother of trying to make a small placement of a few million dollars worth of units, especially given HGI's other interests as an underwriter. While this explanation is plausible, more convincing is the idea that Gumbiner believed HGI was getting a good value.

     No listing application for the 293,539 units sold to HGI was filed with the AMEX. This is because the units sold to HGI were not newly "issued" units -- they were the same units that were already issued, listed on the AMEX, and in the hands of Odd Lot holders.

     Throughout the course of the Odd Lot process, the Partnership repeatedly stated and stressed that the units to be sold to HGI were the same units that were already listed. For example, the press release announcing the Odd Lot Offer indicated that the "Partnership will resell any Units that it acquires to The Hallwood Group Incorporated."12 All of the Partnership's contemporaneous and later public filings were consistent as to this point: the existing units held by tendering Odd Lot holders were resold to HGI.

     Consistent with this resale approach, HGI's purchase of the Odd Lots from the Partnership was not accounted for as an issuance of units. The capital account for the Partnership was never adjusted to provide for a cancellation of 293,539 units and the issuance of 293,539 new units. The Partnership's CFO testified that the sales to HGI were not accounted for as an issuance:

          Q:   If, in fact, new units were issued to the Hallwood Group,
          Incorporated, in connection with the odd lot tender offer, wouldn't you expect to find an entry in the capital account?

                                      * * *

          A:   Yes, I would have.13

     The Partnership's handling of the Odd Lot units is consistent with a resale, rather than an issuance. When it received the Odd Lot units, it transferred the units into a holding account in the Partnership's name. After reconciling all the data, the certificates -- not the units -- were cancelled, and the new owner - HGI - was provided with a new certificate. This approach is fully consistent with any sale of a unit, as is made clear by ss. 12.01 of the Agreement which states that "[u]pon the transfer of a Unit in accordance with
 ... Article XIII [addressing unit transfers], the General Partner shall cause the Partnership to issue replacement Certificates."

     The fact that the Odd Lot units were resold to HGI is demonstrated by the defendants' inability to identify when units were issued to HGI. The record is filled with inconsistent and vague defense testimony about this issue. In their post-trial brief, the defendants argue that the issuance is

-----------------
12   A1471.

13   A563-64.

reflected in a certificate for 293,771 - -not 293,539 - units provided to HGI by the Partnership.14 They argue that this certificate is identical to the certificate granted to HGI in connection with the 30,000 units HGI acquired in connection with the Reverse Split.15

     The problems with that argument are several. For example, the 30,000 units were accounted for as newly issued units, and were the subject of a listing application with the AMEX. As critical, the certificate for the 30,000 units was issued on March 6, 1995 -- contemporaneous with the Reverse Split. The certificate for the 293,771 units was issued on December 31, 1996. If the certificate thus reflects the date of "issuance", then the five-day market average should be calculated as of that date, a result that HGI would not desire.

     The reason that the record is so slippery is simple: the Odd Lot transaction was structured as a resale of existing, listed units to HGI, and not as an issuance of new, unlisted units to HGI. This was how the transaction was pitched to the public.

     Critically, it is also how the transaction was pitched to the AMEX. Under AMEX Rule 713, transactions of the following types are subject to unitholder approval:

     The Exchange will require shareholder approval (pursuant to a proxy solicitation conforming to SEC proxy rules) as a prerequisite to approval of applications to list additional shares to be issued in connection with:

     (a)  a transaction involving:

          (i) the sale, issuance, or potential issuance by the company of common stock (or securities convertible into common stock) at a price less than the greater of book or market value which together with sales by officers, directors or principal shareholders of the company equals 20% or more of presently outstanding common stock; or

-----------------
14   PX347C.

15   PX347D.

          (ii) the sale, issuance, or potential issuances by the company of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock.16

     Twenty percent or more of the Partnership's units could have been "issued" in connection with the Odd Lot, had the Partnership decided to issue units to HGI. Moreover, the market price to be paid in the Odd Lot Offer was well below book value, which was $28.05 per unit at March 31, 1995 and $26.54 per unit at June 30, 1995. As a result, Rule 713 could have been triggered, had the Partnership proposed to cancel old listed units and issue and list new units for sale to HGI. Instead of issuing units to HGI, the Partnership chose to "resell" already-listed units to HGI, thereby putting it in a position to perform the Odd Lot without a unitholder vote.

     The unitholder vote would have been important for two reasons. First, HGI did not control the vote. Second, the vote would have had to be preceded by full proxy materials, which would have given the unitholders much greater information about the value of the Partnership than had to be included in the Odd Lot Offer materials.

     The record evidence about the Partnership's communications with the AMEX is vague. Kailer says an associate of his (who he does not remember) obtained the AMEX's approval to avoid a listing application in a telephone conversation -- a conversation that was never documented by a memorandum to file. Kailer's testimony as to this point cannot be accepted for the truth of the matters asserted: it is double hearsay that does not fall under a relevant exception. A letter from the Partnership told the AMEX that the units purchased in the Odd Lot Offer would be resold to HGI, thus implying that no issuance of units would be involved. Overall, the only clear thing is that the AMEX was told that existing, listed units would be resold to HGI, and that no issuance of units would therefore be necessary.

     Another factor makes the issuance label less than tenable. As previously noted, the Offer announced that the Odd Lot units would be resold to HGI or other institutional investors "at the price that the Partnership paid for such Units".17 The record is unclear as to when Gumbiner decided that HGI would buy all the units rather than find other institutional investors to purchase them from the Partnership. But this uncertainty about the ultimate purchaser of the units from the Partnership makes it difficult to infer that the Partnership set up an automatic program of "issuances" to HGI. Rather, this uncertainty is consistent with the approach actually taken, which

-----------------
16 Am. Exch. Rul. 713, Am. Stock Exch. Guide (CCH)P. 10,198 (1998). AMEX Rule 712 may also have been implicated by the Odd Lot Offer if connected with an issuance. See Am. Exch. Rul. 712, Am. Stock Exch. Guide (CCH)P. 10,198A
     (1998).

17   A1471.

was to put the units tendered into a holding account in the Partnership's name, from which they could be sold to any eventual purchaser.

         The General Partner Keeps Track Of The Control Implications 0f
                                The Odd Lot Offer

     During the Odd Lot Offer process, Kelley prepared and circulated a chart that indicated the effect that the Odd Lot Offer would have on the ability of the unitholders to remove the General Partner. Kelley updated the chart daily by computer and circulated it widely. By July 31, 1995, Kelley had included the units from the Option Plan in his chart, which then read in part:

         W/O Options       With Options

         23.62%            27.20%           GROUP OWNERSHIP OF LP UNITS
         76.38%            72.80%           UNITS HELD BY OTHERS

         87.28%            91.58%           ADJUSTED SUPER-MAJORITY TO
                                            CHANGE GP18

     At his deposition, Kelley could not recall what this part of his chart even meant, which is rather odd. As of trial, Kelley had still come up blank on why he prepared the chart. The defendants, as would be expected, attribute the chart to an executive preparing information for his own use, and claim that the General Partner and HGI were not focused on control issues. I find it implausible that sophisticated investors like Gumbiner and Troup were unaware that HGI's purchases would make its position virtually impregnable.19 Indeed, later in 1995, Gumbiner reported to the HGI board that the purchases had "further solidifie[d]" HGI's control over the Partnership.20

     In any event the General Partner emerged from the Odd Lot Offer with a firm grip on the Partnership. Taken together, the Odd Lot Offer, the Reverse Split, and the Option Plan increased the units held by HGI or its affiliates from 5.1% to 29.7%. As a result, approximately 94% of the unaffiliated unitholders were needed to remove the General Partner. That is, removal of the General Partner had become a practical impossibility as a result of the Transactions.

                  The Partnership Obtains Financing From Nomura

     By June of 1995, Landauer Associates had gotten Tuthill's approval to contact Nomura again. They approached Nomura with a streamlined set of properties for refinancing, in accord with Nomura's original response. Nomura

-----------------
18   A751.

19 See also A1030 (earlier chart indicating effect the Transactions would have on HGI's ownership level).

20   A819.

reacted enthusiastically, as it had a new "mega-deal" it was seeking to fill out. At the same time, the Partnership was very actively engaged in discussions with Rodman and Renshaw.

     In July, Partnership management met twice with Nomura. By the second meeting in the latter half of July, the parties were quite serious and a commitment letter was in draft form. On August 3, 1995, a commitment letter was signed, which contemplated a refinancing of several Partnership properties in connection with a mega-deal to close in early October. The Rodman and Renshaw option was therefore closed down, so the Partnership could focus on reaching closure with Nomura.

     Much hard work ensued, as Tuthill and his staff worked to ensure that Nomura got all the documentation necessary for closure. In the end, Nomura allowed the Partnership transaction to go to closure on September 29, 1995 without all the papers, which were then provided to Nomura shortly thereafter.

     The Nomura financing was a coup for the Partnership. The Partnership's debt was refinanced at a lower interest rate, allowing the Partnership to retain more cash from earnings. The financing also relieved any pressure from short-term principal payments. Most critically, the financing provided the Partnership with an additional $7.6 million in working capital.

         With the Partnership's existing cash on hand, the Nomura financing provided the Partnership with the easy ability to finance the Odd Lot Offer. While the Nomura loan did not close until late September, 1995, as of the third week of July, 1995, Partnership management knew that the most serious and aggressive player in the real estate financing market was enthusiastic about financing the Partnership. This was during a period in which HGI was supposedly ambivalent about buying all the units in the Odd Lot Offer. Nonetheless, no thought was given to seeing if the Partnership should retain and retire some or all of the Odd Lots.

               The Partnership Decides To Repurchase Its Own Units

     By December, things had become so rosy that the board of the General Partner was asked to consider a repurchase program, whereby the Partnership would purchase and retire outstanding units. The premise was that the Partnership's units were undervalued and that a repurchase program would strengthen unit price and help the remaining unitholders.

     In connection with the board's decision, Kailer advised:

     To make their determination, the Board should be supplied information indicating the value of the Partnership's Units. This information could include such items as analyses of the net asset value of the Partnership.21

-----------------
21   A664.

     The information the board was provided included analyses that had been provided to Nomura and other prospective lenders. Most critically, the information included the NAVs that the Partnership itself prepared, which were represented by management to be a better reflection of value than the lender materials.22 Of course, this information had been available at the time the board approved the Challenged Transactions. Yet, none of it had been provided to them.

     The board approved the Repurchase Program, in the amount of up to 175,000 units, or about 10% of the Partnership's units. The Partnership ultimately acquired 75,000 units in the spring of 1996, at an average price of $23.75, a 20% premium over the then-prevailing market price. This price was considerably higher than the $14.20 average price HGI paid in the Odd Lot Offer.

                          Gotham Comes On To The Scene

     In 1994, Gotham had begun purchasing Partnership units. After the Reverse Split, Gotham increased its purchases, until its ownership of the Partnership had reached 14.8% as of September 1996. Throughout this time period, Gotham kept regular track of the Partnership's activities and was fully aware of the Challenged Transactions. Yet, it did not complain to the Partnership, nor did it file a lawsuit contesting the Challenged Transactions.

     The Partnership has a shareholder rights plan (or poison pill) that has a 15% trigger. Gotham was contacted by the Partnership when its ownership level approached the trigger, and invited to come down to meet with the General Partner at its office in Dallas, Texas.

     Gotham took the General Partner up on its offer in October 1996. Gotham's principals, Ackman and Klafter, met with Guzzetti, Tuthill, and Kailer. Ackman and Klafter structured their approach to the meeting carefully. They wished to ask serious questions about the Challenged Transactions, but feared that they would not be able to learn any information about other issues if the conversation started with a contentious subject. They thus agreed to cover other items, such as the Partnership's operations and possible value-enhancing transactions, first, and cover the Challenged Transactions last.

     The parties agree that the meeting started out cordially. They also agree that Gotham suggested that the Partnership convert to a REIT in order to increase value, and that Guzzetti said he would raise this suggestion with the General Partner's board. They agree that Gotham offered to use its contacts in New York to help with any such transaction. What the parties disagree about is whether Gotham suggested that it be paid a fee in connection with such a transaction. The parties also agree that the conversation ended with a discussion of the Challenged Transactions, and that Gotham raised questions

-----------------
22   A666; A322-23.

about the legitimacy of those measures. At the end of the discussion, the participants -- except Kailer -- went to a local restaurant for lunch.

     Guzzetti told the General Partner's board about the meeting, but did not recommend that Gotham convert to a REIT or pursue any transaction mentioned by Gotham. Guzzetti did not get back to Gotham promptly. Instead Ackman and Klafter called Guzzetti in January 1997. Guzzetti told them the Partnership had not decided to pursue any of their proposals. Ackman then asked Guzzetti what the General Partner was going to do about the Challenged Transactions. The parties agree that Guzzetti construed this as a threat that Gotham would litigate if the Partnership did not conduct a transaction along the lines Gotham had suggested. The conversation terminated on this unhappy note.

     Convinced that the General Partner was not going to rectify what Gotham considered to be tainted transactions, Gotham first filed a books and records demand. When this was refused, it filed a books and records action in February of 1997. This lawsuit resulted in June of 1997.

     I conclude that Gotham never demanded that the General Partner consummate a fee-paying transaction in exchange for an agreement not to litigate, although I can understand why the defendants perceive things differently. While Gotham would have happily accepted a fee in connection with any value-enhancing transaction, its principal motivation was to increase value and/or to lower any obstacles to a takeover proposal for the Partnership. A conversion to a REIT would have made an acquisition bid more likely to succeed. Had the General Partner evinced an openness to a value-creating transaction, Gotham's incentive to litigate might have been dispelled. As it was, Gotham was told to go away and that the General Partner did not intend to remedy the Challenged Transactions. This suit ensued for that reason.23

                               III. Legal Analysis

A.   What Contractual Provisions Govern The Challenged Transactions?

     The first major legal issue presented by the parties is what provisions of the Partnership Agreement governed the Challenged Transactions. This issue was covered in some detail in the previous summary judgment opinion in this case, and therefore my present ruling will be quite direct.

     The determinative question in the first instance is whether the Challenged Transactions involved the "issuance" of units to HGI or the "resale" of existing units to HGI. The determinative nature of this question, at first blush, may appear irrational. After all, what is the economic distinction between the two types of transactions that justifies different treatment?

-----------------
23 As a result, I deny the defendants' claims for attorneys' fees based on the supposed bad faith reasons that inspired this litigation.

     Before the court jumped to the hasty conclusion that the distinction is inconsequential -- which the defendants desire I reach -- other factors were considered that counseled rejection of that approach. Of overriding significance is the fact that the Partnership Agreement was held by me -- at the instance of the defendants -- to occupy all the territory traditionally covered by fiduciary duty doctrine.24 That is, the Partnership Agreement supplanted fiduciary duty law and became the sole source of protection for the public unitholders of the Partnership. As such the General Partner and other fiduciary defendants can rightly be expected to follow the Partnership Agreement scrupulously.25 Even more important, when the Partnership Agreement makes distinctions that leave the unitholders with the same degree of protection that would ordinarily exist if default fiduciary duties would apply, they are entitled to have those distinctions applied with full force. This is especially so where, as here, the General Partner controlled the contractual drafting process.26

     Additionally, it is apparent that the Partnership Agreement was drafted to give the Partnership the opportunity to conduct market transactions in which it would acquire its own units, be able to hold them in its account, and then dispose of them as it wished. Section 7.09 (quoted previously) is a

-----------------
24   Gotham S.J. Op., mem. op. at 23-29.

25 See In re: Cencom Cable Income Partners, L.P. Litig., Cons. C.A. No. 14634, mem. op. at 10-11, Steele, V.C. (Feb. 15, 1996), stating:

         The Delaware Revised Limited Partnership Act ... recognizes partners may modify fiduciary duties through contract. In other words, whether a general partner acted in good faith, with due care or with requisite loyalty may be determined by the consistency to which the general partner adheres to its contractual obligations. Put another way, the limited partnership agreement may authorize actions creating a "safe harbor" for the general partner under circumstances which might otherwise be questionable or impose a stricter standard of scrutiny than the norm. Courts in this State are bound to "give maximum effect to the principle of freedom of contract and to the enforceability of partnership agreements." 6 Del. C. ss. 17-1101. ... In the contractual setting of a limited partnership agreement, the parties may define the parameters of fiduciary duties. James River-Pennington, Inc. v. CRSS Capital, Inc. et al, Del. Ch., C.A. No. 13870, Steele, V.C. (March 6,
         1995), mem. op. at 23-24. The general partner is obligated to follow the terms of the agreement in order to meet those duties.

26 Ambiguities in a partnership agreement drafted solely by a general partner must be resolved against the general partner. M.I. Lubaroff & P.M. Altman, Lubaroff & Altman On Delaware Limited Partnerships ss. 11.1, at 11-3-11-4 (Supp. 2000) (citing SI Management L.P. v. Winninger, Del. Supr., 707 A.2d 37,43 (1998); Arvida/JMB Partners, L.P. v. Vanderbilt Income & Growth Associates, L.L.C., Del. Ch., C.A. No. 15238, slip op. at 11, Balick, V.C. (May 23, 1997), aff'd, 712 A.2d 475 (1998) (Order)).

clear statement to this effect. Section 17-702(d) of the Delaware Revised Uniform Limited Partnership Act ("DRULPA") expressly authorizes a limited partnership agreement to contain a provision like ss. 7.09, which allows the limited partnership to own its own units. Other provisions of the Partnership Agreement clearly contemplate that the Partnership might hold its own units.27 Indeed, the offering prospectus for the Partnership -- which was drafted by the General Partner -- makes clear that there was a distinction between a resale of outstanding Partnership units and an issuance of additional units:

     Specifically, the Partnership may reacquire Units if the General Partner determines that the market price of Units is undervalued or if the Partnership requires additional units to exchange in consideration for properties and does not desire to issue additional Units.28

     The utility of this distinction was demonstrated in this very case, making the defendants' claim that there is no need for a limited partnership to be able to hold and dispose of its own units even more strange. Had HGI wished to make a direct tender for units itself, it would have had to comply with strict federal disclosure requirements, which it did not desire to do. Had the General Partner issued units to HGI in connection with the Odd Lot Offer, it was likely subject to AMEX Rules that would have required a unitholder vote and full disclosure of relevant facts, including the NAVs in its possession. By structuring the transaction as one in which the Partnership would acquire listed units, then hold them in its own account, and later sell them to HGI or other parties, the General Partner was able to avoid more burdensome transactional requirements -- ones that were of protective utility to the public unitholders.

     Finally, I note that the defendants' claim that it would be revolutionary to think that a limited partnership could own some of its own units and be a "partner" in itself seems to be refuted by ss. 17.702(d) of the DRULPA and by the general experience under Delaware's entity laws. The Delaware approach to entity governance is highly flexible and permits adaptation, subject to those restrictions necessary to protect investors. Doubtless few corporate practitioners in the 1950s could have imagined that a corporate board could issue a discriminatory rights plan with the sole purpose of defeating acquisition offers -- i.e., a "poison pill" -- much less that such plans would become more common than not. In this case, the offering prospectus itself described a situation where it was useful for the Partnership to be able to purchase, hold, and then resell its own units. And the Odd Lot Offer presents a clear example of the utility of that approach. Notably, defendants Gumbiner and Guzzetti waxed eloquently at their

-----------------
27 Agreement at C4 (defining "Outstanding Units" to the "[t]he number of Units shown on the books and records of the Partnership to be outstanding, other than Units held by the Partnership"); Agreement ss. 9.03 ("No Partner shall have any preemptive, preferential or other right with respect to . . . issuance or sale of Units, whether unissued or treasury ...").

28   A1462.

depositions that the units acquired by HGI in connection with the Odd Lot Offer were newly "issued" units rather than "resold" units. At that point in the case, Gumbiner and Guzzetti were fully aware of the distinction that they now claim does not exist.29

     Most important, whether this is a useful distinction or not is not critical to my determination. What is important is that the Agreement clearly hinges the rights of the unitholders on that distinction.

     With these preliminary conclusions in mind, it is now time to determine what contractual provisions govern each of the Challenged Transactions. I begin with the Odd Lot Offer.

     B.   The Odd Lot Offer Was Subject To ss.ss.7.05 And 7.10(a)

     As discussed previously, the Odd Lot Offer did not involve an issuance of units to HGI. Instead, the Partnership purchased the Odd Lots from unitholders, placed the units in a holding account in the Partnership's name, and later transferred those units to HGI. In all respects, the transaction was as it was advertised, a resale of units, not an issuance. As such, the provisions of ss.
9.01 are inapplicable.30

     Instead of 9.01, the resales to HGI in connection with the Odd Lot Offer were governed by ss.ss. 7.05 and 7.10(a). Section 7.05 permitted the sale to HGI "provided that the terms of any such transaction (were) substantially equivalent to terms obtainable by the Partnership from a comparable unaffiliated third party." Section 7.10(a) required that the Audit Committee review and approve the sale to HGI. As noted in this court's summary judgment opinion, ss.ss. 7.05 and 7.10(a) operate together as a contractual statement of the traditional entire fairness standard, with ss. 7.05 reflecting the substantive aspect of that standard and ss. 7.10 reflecting the procedural aspect of that standard.31

-----------------
29 See also A738 (memo reflecting General Partner's belief that the Partnership could own and dispose of "treasury Units").

30 Although the defendants have belatedly attempted to claim that ss. 9.01 applies to any "exchange for units" with the General Partner, that argument is based on a snippet of language in ss. 9.01(b). The entirety of ss. 9.01 is entitled "Additional Issuances of Securities; Additional Issuance of Units." Section 9.01 is replete with the words "issue," "issued," and "issuance." The very sentence that follows the reference to an "exchange for units" in ss. 9.01(b) makes clear that the number of "Units issued" in such an exchange is subject to a five-day market average tied to the "date of such issuance." The Agreement is unambiguous, ss. 9.01(b) only applies to units issued to the General Partner or its affiliates. The defendants' newly discovered "understanding" is erroneous.

31   Gotham S.J. Op., mem. op. at 28.

     It is clear that ss. 7.10(a)'s procedural requirements were breached in this case. The General Partner's Audit Committee did not review and approve the Odd Lot resales to HGI. While there was an ad hoc separate vote of the non-HGI directors, that vote was not an adequate proxy for genuine Audit Committee review. This conclusion is reinforced by the fact that the HGI directors were the driving force behind the transaction. The non-HGI directors approved the sale during a short telephone meeting, which the sole testifying non-HGI director did not even attend. The non-HGI directors never discussed the transaction outside of the presence of the HGI directors, never sought independent advice, and appear to have given it only the most modest of consideration. While the non-HGI directors were dismissed from the case because they had no personal self-interest and could not be held culpable for breaching their duty of care, their attention to the interests of the public unitholders of the Partnership certainly did not rise to the level expected of members of a special (or in this case, audit) committee charged with acting as a proxy for arms-length bargaining.32 Instead, the non-HGI directors simply relied on management's advice and on the advice of a lawyer who was simultaneously the legal counsel of HGI. Section 7.10(a) was violated.

     The issue of whether. ss. 7.05 was violated is more complicated, for reasons that are the fault of the defendants. The defendants argue that there is a subtle difference between ss. 7.05 and the entire fairness standard that could be outcome-determinative. Because ss. 7.05 is a contractual provision, the defendants argue that Gotham must show that the Odd Lot resales to HGI were not conducted on terms "substantially equivalent" to what a comparable third party would have paid. That is, Gotham must show that the resales were not fair, whereas under the entire fairness standard, the defendants would be required to show that the resales were fair.

     I reject the defendants' argument for the following reasons. As written, ss. 7.05 permits conflict transactions with a proviso. That proviso places a burden on the General Partner to ensure that conflict transactions are equivalent to arms-length transactions. Implicit in this proviso is the requirement that the General Partner undertake some effort to determine the price at which a transaction with a General Partner affiliate could be effected through a deal with a third party. The General Partner's own practices confirm this interpretation. When the General Partner sought approval of its management contract, for example, Tuthill provided the Audit Committee with evidence of what other third parties received for similar services.

     This procedural aspect of the proviso is important because it facilitates effective Audit Committee review and because it places the burden on the General Partner to perform a reliable market check or valuation analysis ex ante or bear the risk of any uncertainty that exists ex post. In

-----------------
32   See Kahn v. Lynch Comm. Sys., Inc. Del. Supr., 638 A.2d 1110, 1120-21
     (1994); Kahn v. Tremont Corp., Del. Supr., 694 A.2d 422,429 (1997); In re
     Maxxam, Inc., Del. Ch., C.A. Nos. 12111, 12353, 1997 WL 187317, at *22,
     Jacobs, V.C (April 4, 1997).

this respect, I conclude that a reasonable investor would construe the proviso as embodying the same policy judgment as reflected in the entire fairness standard.

     Here, the record is devoid of any reliable contemporaneous evidence that the resales to HGI were conducted on the same terms that could have been obtained from a third party. The General Partner had done no market check, and had not performed any reliable financial analysis supporting the fairness of the transaction price. At the time of approval, the General Partner had made no determination that the price HGI was to pay met the terms of ss. 7.05. As such, I conclude that ss. 7.05 was also breached.

     The determination that ss.ss. 7.05 and 7.10(a) were breached does not end the story, of course. The defendants have asserted numerous affirmative defenses, which must be addressed. Of even greater complexity are the remedy questions raised by these breaches, which are generated in large measure by the evidentiary uncertainty created by the defendants' failure to engage in any affirmative market check at the time of the Odd Lot resales. Before addressing those issues, however, I must consider the contractual propriety of the Reverse Split and the Option Plan.

     C.   Section 9.01 Governs The Reverse Split And The Option Plan

     The Reverse Split and the Option Plan did involve the issuance to HGI of units. As such, they fall under ss. 9.01. Because of this, it is clear that ss.
7.05 is inapposite. Section 7.05's substantive fairness requirement cannot be reconciled with the sole and complete discretion given to the General Partner by ss. 9.01(a) to determine the consideration which the Partnership will receive in exchange for issued units.33 The substantive discretion vested in the General Partner by ss. 9.01(a) is only tempered by two other aspects of the Agreement:
(i) the requirement of ss. 9.01(b) that issuances to General Partner affiliates be conducted at no less than the five-day market average preceding the date of issuance; and (ii) the requirement of ss. 7.10(c) that any exercise of sole and complete discretion "not constitute willful misconduct" and be "reasonably believed by the General Partner to be consistent with the overall purposes of the Partnership."

     Gotham has not convinced me that the Reverse Split and Option Plan violated these requirements. The substantive terms under which units were issued in those transactions comported with ss. 9.01(b)'s minimum requirement. Moreover, given the wide discretion vested in the General Partner and the useful business purposes served by both transactions, I cannot conclude that ss. 7.10(c) was breached.

     Gotham from the start has tried to convince this court that the three Challenged Transactions were a pre-planned scheme to enable HGI to solidify its control over the Partnership at a deflated price just as the Partnership was about to soar. The record does not persuade me that this was the case.

-----------------
33   Gotham S.J. Op., mem. op. at 21.

Instead, the record is consistent with a more nuanced, if still troubling, reality.

     Each of the Challenged Transactions had a valid and useful business purpose. The Challenged Transactions were not conceived so as to injure the public unitholders. Certainly, the non-HGI directors did not think of the Transactions in those terms. What was pervasive was the absence of the sort of independent and challenging thinking that protects public unitholders from the subtle influence of self-interest. Put more simply, the Challenged Transactions resulted from the dangers the entire fairness classically addresses: the reality that self-interested decisionmakers cannot be expected to analyze a transaction with the objectivity and lack of bias necessary to protect unitholders. Conflicted directors may harm public unitholders by acting in circumstances where their own self-interest blinds them to considerations that might suggest that they are abusing their trust. That is, the conflicted parties may not set out to do hann or act unfairly, but have an intrinsic self-interest that inclines their actions toward those results. It is this sort of unfairness that is at issue in this case. For reasons I have addressed and will further amplify, this sort of unfairness is sufficient for Gotham to prevail as to the Odd Lot Offer. It is not, however, adequate to invalidate the Reverse Split or the Option Plan.

     With hindsight, it is easy to conclude that the Partnership should have purchased the fractional units resulting from the Reverse Split itself. But it had other needs for cash and a financing of the Split through sales to HGI seemed an easy way to conduct a beneficial transaction. Likewise, it might seem to some inappropriate for the Partnership to have provided Gumbiner and Troup with large amounts of options, when their managerial role at the Partnership was modest. But many view it as beneficial to provide directors and managers of entities with incentives to raise unit prices. The Option Plan was a way to accomplish this.

     In the end, I am just not persuaded that the Reverse Split and the Option Plan resulted from "willful misconduct." I think it more likely than not that the General Partner subjectively believed that these Transactions were proper. And as important, I conclude that these Transactions were consistent with the overall purpose of the Partnership, as both had valid business rationales. While the Transactions may have been carried out in a manner that would be vulnerable under traditional fiduciary standards, the public unitholders chose to invest in a Partnership that provided the General Partner much wider freedom when it came to the issuance of Partnership units. Because the General Partner acted within that scope of authority, the public unitholders cannot complain.

     The final issue as to the Reverse Split and the Option is whether those transactions were subject to Audit Committee approval under ss. 7.10(a). In an earlier opinion, I indicated that I would leave until trial the question of whether the procedural protection of ss. 7.10(a) could be squared with the sole and complete discretion afforded to the General Partner under ss. 9.01(a). I kept that question open so that I could give it further thought in view of a full trial record and additional consideration of the Partnership Agreement.34

     After more review, I conclude that ss. 7.10(a) cannot be reasonably reconciled with ss. 9.01(a), and that the failure of the Audit Committee to review and approve the Reverse Split and the Option Plan does not avail Gotham.
Section 9.01(a) gave the General Partner sole and complete discretion to issue units, discretion that was subject expressly only to ss. 9.01(b) and (c). This drafting approach cuts against the application of ss. 7.10(a). So does the most obvious reading of the Agreement as a whole.

     Because the General Partner was given "sole and complete discretion" with respect to issuances per ss. 7.10(c) of the Agreement, it had "no duty or obligation to give any consideration to any interest of or factors affecting the Partnership, . . . the Limited Partners, or Assignees . . ." As a result, it is odd to think that this untrammeled discretion would be subject to Audit Committee approval, because such approval is essentially designed to act as a check on the General Partner's authority. Likewise, when the General Partner has sole and complete discretion, ss. 7.10(c) indicates that no other standards imposed by the Agreement or by law shall be operative. While I was willing to entertain further arguments in support of the plausibility of the idea that ss. 7.10(a) Audit Committee review and approval was not a different standard but simply a procedural requirement for the General Partner's exercise of its discretion, the record has not developed in a manner that supports Gotham's view of this question. It does not seem reasonable that the Audit Committee was to meet and apply a standard in which it does not have to give any weight to the interests of the public unitholders.

     In this regard, I also give some weight to the absence of any reference in ss. 9.01 to the Audit Committee. While it is true that the Audit Committee is a constituent part of the General Partner, if the drafters had contemplated that the Audit Committee would act as a check on the otherwise sole and complete discretion of the General Partner under ss. 9.01, one would expect a reference to the Committee or to ss. 7.10(a). When the drafters otherwise wished to restrict the General Partner's sole and complete discretion in ss. 9.01(a) beyond the requirements of ss. 7.10(c), they did so expressly by referencing ss. 9.01(b) and (c). For all these reasons, I conclude that the Partnership Agreement cannot be reasonably read to require Audit Committee approval of transactions governed by ss. 9.01.

     D. Do Provisions Of The DRULPA Or The Partnership Agreement Exculpate The Defendants' Breach?

     The defendants have asserted certain affirmative defenses that allegedly insulate them from liability. I begin with their reliance on ss. 17-1101(d)(1) of DRULPA, which states in pertinent part that:

-----------------
34   Gotham S.J. Op., mem. op. at 21-23.

     To the extent that, at law or in equity, a partner or other person has duties (including fiduciary duties) and liabilities relating thereto to a limited partnership or to another partner . . . (1) any such partner or other person acting under the partnership agreement shall not be liable to the limited partnership or to any such other partner. . . for the partner's or other person's good faith reliance on the provisions of the partnership agreement
 . . .35

     The parties vigorously contest the meaning of ss. 17-1101(d)(1). For their part, the defendants view the statute as immunizing any breach of a partnership agreement, so long as the breach resulted from a good faith misreading of even an unambiguous provision. According to the defendants: (i) ss. 17-1101(d)(2) of DRULPA allows a Partnership Agreement to occupy the territory covered by traditional fiduciary duties by specifying the standards that will replace such duties, thus creating a safe-harbor from traditional fiduciary liability; and
(ii) ss. 17-1101(d)(1) of DRULPA permits fiduciaries to violate the contractual standards that supplanted their fiduciary duties without redress so long as the contractual violation was made in good faith.

     Gotham argues that the defendants' interpretation of the statute produces an absurd and unreasonable result. Given that ss. 17-1101(c) says that the DRULPA is supposed to provide maximal contractual freedom and enforceability, Gotham contends that it cannot be construed to force limited partners to rely upon partnership agreements as their sole protection and simultaneously strip them of any right for redress when their fiduciaries breach those agreements. Such a reading, Gotham argues, renders any protections for investors wholly illusory. Instead of ambiguities being construed in favor of the reasonable expectations of investors, even unambiguous provisions of agreements are unenforceable against fiduciaries if the fiduciaries can prove that they made a good faith mistake. Can this really be what the General Assembly intended? Gotham says no, and that ss. 17-1101(d)(1) must be limited to exculpating good faith breaches of fiduciary duty, and as not applying to breach of contract claims.

     The parties' arguments raise important public policy concerns which warrant careful attention by the General Assembly and by the relevant committees of the Delaware State Bar Association. Fortunately, I need not answer all these questions to resolve this case.

     The broad language of ss. 17-1101(d)(1) can arguably be read to apply to claims of breach of contract, as Chancellor Chandler adverted to in Continental Ins. Co. v. Rutledge & Co., Inc.36 and as I acknowledged in my summary judgment opinion in this case.37 In the summary judgment opinion, I declined to resolve the defendants' ss. 17-1101(d)(1) defense until a fuller

-----------------
35   6 Del. C. ss. 17-1101(d)(1).

36   Del. Ch., 750 A.2d 1219 (2000).

37   Gotham S.J. Op., mem. op. at 39-40.

record was developed and the parties could look for legislative history that might illuminate the General Assembly's intent.38 Unfortunately, that deferral did not yield any useful legislative history.

     In view of the lack of clarity regarding the statute's scope and the important public policy issues at stake, I adhere to a minimalist approach and do not propose to decide definitively whether ss. 17-1101(d)(1) can exculpate a breach of the Partnership Agreement itself. For purposes of resolving this case, I need only apply Chancellor Chandler's approach in the Rutledge case. Rutledge states that ss. 17-1101(d)(1) might be read to insulate a general partner from liability if the general partner breached an ambiguous agreement provision in good faith, but could not be read to immunize a breach of an unambiguous statute.39 Under that approach, the limited partners would bear the burden of plausible uncertainty in an agreement in situations where the general partner could prove that it made a good faith mistake.

     In this case, the Agreement provisions relevant to the Odd Lot resales are not ambiguous. Because those resales did not involve an issuance, ss.ss. 7.05, 7.09, and 7.10(a) applied; ss. 9.01 did not. The record is consistent with the conclusion that the General Partner intentionally advertised the Odd Lot Offer as involving a resale to avoid the burdens that would have attended an issuance. As such, it did not rely in good faith on an ambiguous provision of the Agreement. Indeed, it did not act at all under the provision of the Agreement, ss. 9.01, upon which it purported to rely in good faith. Instead, it intentionally structured a transaction that was unambiguously covered by ss.ss.
7.05 and 7.10(c), and then failed to comply with the provisions of those sections. As a result, the defendants' ss. 17-1101(d)(1) defense is denied, even assuming that ss. 17-1101(d)(1) may be read to exculpate contractual breaches.

     The weakness of defendants' position is also buttressed by another factor, which is well exemplified in this case. As noted, ss. 17-1101(d)(2) permits a partnership agreement to restrict or expand fiduciary duties, so long as it does so clearly and unambiguously.40 There are two methods by which courts conclude that an unambiguous contractual alteration has occurred. The first involves a situation where the agreement plainly states that it is modifying the general partner's fiduciary duties, e.g., by stating that the general partner may compete with the partnership. The second and more difficult interpretative method is when the partnership agreement so specifically covers a topic that there is no room for the operation of traditional fiduciary duties. Compliance with the substitute contractual provision is said in such a case to create a safe harbor from fiduciary

-----------------
38   Id. at 42.

39   750 A.2d at 1239-40.

40   Id. at 1235.

liability.41 If DRULPA were read to permit a fiduciary to avoid fiduciary liability because a contract provision created a substitute standard, and then not comply with that standard because of a misreading, an arguably inequitable and illogical framework would emerge. Such would be the case here.

     Under ss. 7.06 of the Agreement:

     The General Partner, its Affiliates and all officers, directors, partners, employees and agents of the General Partner and its Affiliates shall not be liable to the Partnership, any Limited Partner, Assignee or any other Person who has acquired an interest to the Partnership for any losses sustained or liabilities incurred, including monetary damages, as a result of any act or omission, unless such act or omission constitutes (a) a breach of any duty of loyalty to the Partnership, (b) an act or omission in bad faith which involves intentional misconduct or a knowing violation of law, or (c) a transaction from which an improper personal benefit is derived.42

     The defendants argue that ss. 7.06 insulates them from liability. But ss.
7.06 is modeled on exculpatory charter provisions authorized under ss. 102(b)(7) of the Delaware General Corporation Law, which exculpates defendants only from liability for violations of the duty of care. All of the remaining defendants here -- the General Partner, HGI and the HGI directors -- had a self-interest in ensuring that the General Partner retained control of the Partnership and had an interest in HGI obtaining favorable price terms.43 Thus ss. 7.06 does not protect them from liability.

     Given this reality, an apparent anomaly that would arise if ss. 17-1101-(d)(1) were held to insulate the defendants from liability for their contractual breach, after they have argued that the contractual standards supplant traditional fiduciary duties. It is only because the Agreement imposes specific standards of conduct that default fiduciary duties were held not to apply to the General Partner's actions in effecting the Challenged Transactions. The safe harbor for the General Partner from fiduciary liability is thus compliance with the Agreement. If ss. 17-1101(d)(1) were interpreted as the defendants would have it, the General Partner is free to escape fiduciary liability in a self-interested context that would not fall

-----------------
41 In re Cencom Cable Income Partners, L.P. Litig., C.A. No. 14634, mem. op. at 10-11, Steele, V.C. (Feb. 15, 1996).

42   Emphasis in original.

43 Guzzetti's interests are the most attenuated, because he only serves as a non-paying officer of HGI. Nonetheless, he has a keen interest in the General Partner's continued control, since he makes a handsome salary from managing the Partnership and pleasing Gumbiner and HGI. Under traditional principles, Guzzetti's conduct would fall under the loyalty rubric, at the very least. Cf. 8 Del. C. ss. 144.

within the exculpatory clause in ss. 7.06 if it mistakenly misread the Agreement in its own conflicted favor.

     There are at least two logical ways to resolve this anomaly. One is to follow the teaching of Rutledge, and to limit the exculpating effect of ss. 17-1101(d)(1) to situations where a general partner's breach of the partnership agreement involved a good faith misreading of an ambiguous provision.

     Another approach is less favorable to general partners, more protective of investors, and in keeping with the traditional approach of construing exculpatory provisions narrowly.44 That approach would hold a general partner and other fiduciaries responsible under traditional fiduciary principles when they did not comply with the contractual provisions that supplanted such duties. That is, to the extent that the general partner and other interested fiduciaries do not properly avail themselves of a contractual safe harbor in implementing a conflict transaction, they would suffer liability unless they could prove fairness. Stated a bit differently, ss. 17-1101(d)(1) would only avail a defendant when the defendant accurately read, applied, and relied on an agreement provision in taking action. As so read, section 17-1101(d) would therefore protect a general partner from a fiduciary duty or other non-contractual claim only where its actions were contractually authorized. This narrower construction would be consistent with the commentators' almost exclusive focus on ss. 17-1101(d)(1) as a provision that addresses fiduciary duty claims.45 Because the defendants' ss. 17-1101(d)(1) defense fails even under Rutledge, I need not determine which approach is most faithful to ss. 17-1101 as a whole.

     The defendants' remaining affirmative defense is based on defense of counsel. Under ss. 7.08(b) of the Agreement:

     The General Partner may consult with legal counsel ... selected by it, and any opinion of any such Person as to matters that the General Partner reasonably believes to be within its professional or expert competence ... shall be full and complete authorization and protection with respect to any action taken, suffered or omitted by the General Partner hereunder in good faith and in accordance with such opinion.

-----------------
44 See, e.g., Blum v. Kauffman, Del. Supr., 297 A.2d 48, 49 (1972) (stating that the policy of Supreme Court is to read exculpatory clauses narrowly and construe them as not conferring immunity if that is reasonably possible). The traditional cautious approach to exculpatory provisions is reflected in this court's decision in Walker v. Resource Dev. Co., Del. Ch., C.A. No. 1843-S, mem. op. at 40-41, Lamb, V.C. (Aug. 29, 2000) which construed 6 Del. C. ss. 18-1101 the LLC's statute's equivalent to ss. 17-1101(d).

45   See Gotham, S.J. Op., mem. op. at 40-41 nn. 46 & 47 (citing authorities).

     The defendants claim that the General Partner consummated the Odd Lot resales in good faith conformity with the advice of Kailer. I reject this contention for two reasons. First, the bullet-point memorandum that Kailer provided indicated that the Odd Lot resales would involve an issuance. The General Partner did not implement the Odd Lot resales as an issuance. Thus, the General Partner did not follow the advice it was given.

     Even more important, the General Partner could not rely in good faith on Kailer. Implicit in ss. 7.08(b) is the unstated but self-evident proposition that the General Partner would select counsel who did not suffer a conflict of interest which would inhibit counsel's ability to give unfettered legal advice that was not influenced by the counsel's duty to another client. Despite the defendant's implausible protestations to the contrary, Kailer was conflicted. He was representing HGI -- the buyer -- at the same time as he was purporting to represent the Partnership -- the seller. Kailer was present to advise the HGI board on every occasion when it addressed the Challenged Transactions. HGI and its affiliates were Kailer's most important client, and his on-going role as HGI's general counsel would likely have rendered his representation of the Partnership impermissible without a written waiver even if he had avoided any participation in HGI's consideration of the Challenged Transactions.46 Kailer could not give objective, independent advice to the Partnership. Gumbiner, Troup, and Guzzettii should have known that, and the non-HGI directors appear not to have had knowledge of Kailer's contemporaneous service as HGI's legal counsel.

E. Are The Defendants Other Than The General Partner Responsible For The Contractual Breaches?

     The defendants other than the General Partner raise an interesting defense. In a previous opinion, I held that the General Partner's fiduciary duties were supplanted by the contractual regime and that is liability would hinge solely on the Agreement. As a result, the defendants argue that the HGI directors and HGI itself cannot be held liable for breach of fiduciary duty either, and that they cannot be held liable under contract law because there is no such thing as a claim for aiding and abetting a breach of contract.47

-----------------
46 Texas Rules of Prof'l Conduct R. 1.06(b),(c); see also Charles W. Wolfram, Modern Legal Ethics ss.7.3.4 (1996) (representing seller and buyer simultaneously is a conflict and stating that a "conflict exists if any common material interest of different clients diverge in a significant way"); Williams v. Reed, 3 Mason 405, 418, Fed. Case No. 17,733 (CC Maine
     1824) ("When a client employs an attorney, he has a right to presume, if the latter be silent on the point, that he has no engagements, which interfere, in any degree, with his exclusive devotion to the cause confided to him; that he has no interest, which may betray his judgment, or endanger his fidelity") (quoted with approval in International Bus. Machines Corp.
     v. Levin, 579 F.2d 271, 282 n.3 (3d Cir. 1978).

47 In this respect, I note that the defendants' argument is inconsistent with the approach taken by this court in Fitzgerald v. Cantor, C.A. No. 16297-NC, 1999 WL 182573, at *1, Steele, V.C. (Mar. 25, 1999) (where partnership agreement provided the definition of the general partner's fiduciary duties, an aiding and abetting claim still existed against other defendants who facilitated a breach of those duties, because the origin of the fiduciary duties was not critical to the purpose served by the action of action).

     Without engaging in an extended discussion of this argument, I reject it for the following reason. Under settled precedent, directors of corporate general partners of limited partnerships have been held to be fiduciaries of the limited partners, and subject to liability for implementing unfair, self-dealing transactions.48 So, too, have the controlling shareholders of corporate general partners.49 But I agree with the defendants that HGI and the HGI directors cannot be held liable for breach of fiduciary duty in a situation where the General Partner, because of its compliance with a contractual safe harbor, does not owe such liability.

     Nonetheless, where a corporate General Partner fails to comply with a contractual standard that supplants traditional fiduciary duties and the General Partner's failure is caused by its directors and controlling stockholder, the directors and controlling stockholders remain liable. The protection from liability they derive from traditional fiduciary liability is dependent on their conduct in assuring that the General Partner they control in fact complies with the contractual provisions that took the place of the fiduciary standards. Where, by contrast, the directors and controlling stockholder cause the General Partner to breach those substitute contractual duties, they enjoy no immunity from joint and several liability. Because that is what happened here, HGI and the HGI directors cannot escape responsibility.

F  What Is The Appropriate Remedy?

     Gotham's preferred remedy is rescission. It argues that rescission is the remedy that is most precise and that most effectively redresses the harm that flowed from the Odd Lot resales. In particular, Gotham argues that rescission is the only remedy that addresses the adverse effect the Odd Lot resales had on the unitholders' ability to remove the General Partner. An award of monetary damages still leaves HGI with the voting power sufficient to block any removal vote.

     By contrast, the defendants argue that no remedy should be awarded. According to them, no other purchaser would have paid more than market price for the Odd Lots, given that the Odd Lots were a minority block that would not confer control on another purchaser. Indeed, because a purchaser of the Odd Lots would not be able to sell those units in short order, but would have to

-----------------
48   In re USA Cafes, L.P. Litig., Del. Ch., 600 A.2d 43, 47-50 (1991).

49 Id. at 49 (citing authorities); Wallace v. Wood, Del. Ch., 752 A.2d 1175, 1182 (1999).

divest them over time, or suffer a trading discount, such a purchaser would have sought to buy the Odd Lots at a discount to market.

     The court's ability to resolve the remedial issues posted by the parties is complicated by the state of the record. Neither party presented an expert who purported to "value" the Partnership's units as of the time of the Challenged Transactions. Gotham presented an NAV prepared by its expert, Robert Stanger. Stanger's NAV calculation is generally consistent with those prepared for the Partnership by Gent contemporaneously with the Challenged Transactions. The Gotham NAV implies a per unit value of $60.72 as of June 30, 1995. Like Gent's NAV, the Gotham NAV was prepared using credible assumptions about the expected cash flow from Partnership properties and other value-relevant factors. The defendants did not mount an effective challenge to the Gotham NAV or their own similar internal NAVs. Yet, even Gotham admits that ownership interests in limited partnerships and REITs are not fairly valued at 100% of NAV. Thus, the NAVs are at best a starting point to valuing what a third-party purchaser might have paid for the Odd Lots.

     To fill in the gaps, Gotham presented further testimony and analysis by Stanger, who is well versed in the dynamics of the trading markets for real estate entities. Stanger indicated that there were numerous possible purchasers for the Odd Lots in 1995, to whom a reasonable seller would have looked if it had truly wished to obtain the best price. Moreover, Stanger produced a report of all tender offers for minority positions in limited partnerships for years 1995 and 1996. An average of these tender offers indicates that purchasers were offering to pay 64% of NAV, rather than the slightly more than 20% of NAV paid by HGI for the Odd Lots. According to Stanger, none of the offers he compiled was dependent on the offeror obtaining a control position, and most involved entities without a short-term intention to liquidate.

     The defendants retort that almost all of Stanger's comparables post-dated the Odd Lot Offer. For that reason alone, they say that his comparables may not be taken into consideration. More important, the defendants argue that the best evidence of what a third party would have paid is what the Partnership in fact paid in a non-coercive offer on a public market. That is, the defendants argue that the AMEX market price fairly reflected the real value of Partnership units. In further support of this argument, the defendants point out that the Reverse Split and the Odd Lot offers were publicly announced. Sophisticated investors must have been aware that a significant number of units were up for grabs in the Odd Lot; after all, The Wall Street Journal reported that fact. Indeed, Gotham itself was aware of that reality. As a result, motivated purchasers had every reason to make a competing tender offer, or to contact the General Partner to get in on the action. The fact that none did speaks volumes, say the defendants, because it means that the Odd Lot Offer price passed the test of an implicit real world market check. The defendants buttress their argument with expert testimony of their own, which is designed to convince me that no reasonable purchaser would have bought the Odd Lots at a premium to market price and that most likely a reasonable purchaser would have demanded a discount.

     Given the imprecise nature of the record evidence bearing on the value of the Partnership units, it is tempting to take Gotham's invitation and resort to an award of rescission. Yielding to that impulse would be inequitable, however. There is no question that rescission is the most aggressive remedy that could be imposed in this case. Gotham is interested in putting the Partnership in play. An award of rescission would strip HGI of a large amount of its voting power, and confer an advantage on Gotham in its efforts to subject the Partnership to a change in control.

     But Gotham is not well positioned to request a remedy this severe. It was aware of the Odd Lot Offer at the time that Transaction was announced. Yet, it did nothing to stop that Transaction from occurring, nor did it make its own rival tender offer. Not until over a year later did Gotham raise a question about the Odd Lot Offer with the General Partner. It then waited an additional period of time to bring a books and records action, and finally filed this suit in the middle of 1997. This substantial delay enabled Gotham to see what the market price for Partnership units would do, and to sue only if the Odd Lot resales turned out to be favorable to HGI. That is, Gotham sat back and let HGI take the risk of its purchases for nearly two years, and then filed suit to rescind only after it was clear that the market price was up substantially on a sustainable basis.50

     Were I convinced that the Challenged Transactions were conceived of as a conscious scheme to entrench the General Partner's control and enrich HGI through sales of Partnership units on the cheap in deals effected without procedural safeguards or full disclosure, I might be inclined to grant rescission despite Gotham's torpid pace. But I do not believe that the Challenged Transactions were so conceived. Instead, I conclude that they were infected by the more subtle, if still harmful, influence that self-interest exacts even in circumstances where the conflicted decisionmakers do not set out purposely to advantage themselves unfairly. In this respect, I note in particular the evidence that indicates the reluctance of HGI to fund the Odd Lot Offer, evidence which I credit. That evidence is at odds with the notion that the Challenged Transactions were a carefully plotted strategy designed to benefit HGI at the expense of the public unitholders.

     An award of monetary damages is, however, appropriate and warranted. Much of the uncertainty that surrounds the question of what damages should be awarded is the fault of the defendants. Had the defendants conducted a contemporaneous market check, there would be real-world evidence of what a third party might have paid.

-----------------
50 The speed with which a party seeks rescission may be determinative of its rights to secure that remedy, and is a relevant factor in the court's discretionary decision regarding an appropriate remedy. See, e.g., Ryan v. Tad's Enterprises, Inc., Del. Ch., 709 A.2d 682, 699 (1996), aff'd, Del. Supr., 693 A.2d 1082 (1997) (Order) (denying rescission where plaintiffs sat back an tested "the waters" to see if defendants achieve an increase in value before seeking rescission); Gaffin v. Teledyne, Inc, Del. Ch., C.A. No. 5786, 1990 WL 15914, Hartnett, V.C. (Dec. 4, 1990), aff'd in part &
     rev'd in part on other grounds, Del. Supr., 611 A.2d 467 (1992) (plaintiff waives rescission remedy by excessive delay and must prove promptness).

     Likewise, the failure of the defendants to have the Audit Committee review and approve the Odd Lot Offer also bears on the proper remedy. A properly functioning Audit Committee would have compared the relatively modest benefits of the Odd Lot Offer for the Partnership with the lock on control that HGI would receive. Such an Audit Committee might well have decided that the Odd Lot Offer's benefits were far too slight to justify depriving unitholders of the effective ability to remove the General Partner, unless HGI paid for that deprivation with a hefty premium. In the alternative, the Audit Committee might have pressed management to use the Partnership's cash on hand to retire the Odd Lots for the benefit of all unitholders, or to defer the Odd Lot Offer until that could be done. Finally, the Audit Committee might have demanded a real market check.

     None of these things were done. Instead, HGI was permitted to purchase a large number of units at a low price and thereby insulate the General Partner from any realistic threat of removal.

     I conclude that it is more likely than not that the Partnership could have obtained a better price from HGI or another party than was paid in the Odd Lot Offer, had the defendants complied with their contractual duties. There were other possible purchasers. The Partnership units were trading at a steep discount to NAV. The Partnership's prospects and performance were improving -- a conclusion buttressed by HGI's own self-interested decision to go forward with the Odd Lot resales in May 1995, when it had declined to do so in October, 1994.

     There is, admittedly, some plausibility to the defendants' arguments that no purchaser would have paid a premium to buy a minority block in view of the General Partner's authority under the Agreement.51 Moreover, Gotham's comparables are not wholly comparable. Nonetheless, it must be remembered that the Audit Committee was not bound to approve the Odd Lot Offer at the bare minimum price level conceivable under ss. 7.05. It could have taken into account the fact that the Odd Lot resales were of particular advantage to HGI and demanded value for that advantage in exchange. After all, the Odd Lot resales solidified HGI's control. And HGI, unlike other purchasers, was able to use its control of the General Partner to determine when the Partnership should liquidate its assets, and therefore did not face the same liquidity problems a non-controlling purchaser would have.

     Likewise, the record directly refutes the notion that it is inconceivable that a premium would have been paid for the Odd Lots by a purchaser who was not seeking control. After all, the Partnership itself paid a 20% premium to market to buy a much smaller block in the spring of 1996. Indeed, the defendants' own expert indicated the reason that a purchaser, like HGI, might pay a premium to market for a minority block: it would take two or three years to acquire that block on the market without materially affecting

-----------------
51 See Agreement ss. 13.05 (permitting general partner to determine if unitholders get to become limited partners with voting rights); see Gotham S.J. Op., mem. op. at 26-27 (discussing this power).

the trading price. Next, there is also reason to doubt that the AMEX trading price was a fair reflection of the Partnership's value, given the relatively sparse trading in Partnership units, and the paucity of information conveyed in connection with the Odd Lot Offer. Finally, I also give some weight to Stanger's comparables. Although not perfectly analogous, the comparables do reflect the fact that market participants were willing to pay greater value than HGI paid for the Odd Lots to acquire minority blocks of limited partnerships.

     Taking these considerations together, I come up with a damage award of $3,417,422.50, which is based on a per unit value of the Odd Lot units of $25.84 for each of the 293,593 units. This award is based on a calculation giving equal weight to four factors:

o Book Value -- The Partnershp's book value was $26.54 per unit as of June 30, 1995. Because the Odd Lot Offer did not involve an offer price of greater than book value, it was potentially subject to unitholder approval according to the AMEX rules. In addition, book value has some bearing on the unit value of an asset-based entity.

o Gotham's Comparables -- On June 30, 1995, the NAV of the Partnership calculated by Stanger was $60.72 per unit. His comparables involved an average offer at approximately 64% of NAV. Applying this same factor to $60.72 produces a value of $38.86 per unit.

o The Spring 1996 Repurchase Transaction -- This involved the purchase of a smaller block of 75,000 units at $23.75 a unit. This was during the same period in which HGI would have been in the market if it had wished to purchase 293,000 or so units without materially affecting the market price, according to defendants' own expert. Moreover, units were more valuable in HGI's hands than in the hands of the Partnership, for reasons described.

o The Odd Lot Offer Price -- This was the $14.20 average price paid by the Partnership during the Odd Lot process. I give it weight, but note the absence of full information in connection with the Offer, the failure of the Partnership to make any public announcement that it welcomed rival bids, the defendant's own view that the market was undervaluing Partnership units, the sparseness of trading in Partnership units, and the lack of analyst coverage of the Partnership.

The award shall be adjusted to include pre-judgment interest at the statutory amount, compounded monthly from August 1, 1995 until the date of judgment.52

     IV.  Conclusion

     For the foregoing reasons, a judgment in the amount of $3,417,422.50 shall be entered against the defendants, plus pre-judgment interest as

-----------------
52 Brandin v. Gottlieb, Del. Ch., C.A. No. 14819, mem. op. at 72-75, Strine, V.C. (July 13, 2000). 42
hereinbefore described. Gotham shall submit a conforming order, subject to approval as to form by the defendants, on or before July 24, 2001.